John D. Hogoboom Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2382 F 973 597 2383 jhogoboom@lowenstein.com

April 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Regado Biosciences, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted April 10, 2013
CIK No. 0001311596

Ladies and Gentlemen:

On behalf of Regado Biosciences, Inc. (the “Company”), we are hereby responding to the letter, dated April 22, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s amended confidential draft Registration Statement on Form S-1, submitted on April 10, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing the Registration Statement with the Commission today (the “Public Filing”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1. We have received your confidential treatment request and will deliver our comments, if any, under separate cover.

April 29, 2013

We acknowledge the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation Expenses, page 46

2. We acknowledge your responses to our prior comments 12 and 13. Please note the following once your IPO price has been set:

•	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•

Please consider the need to provide additional disclosure of any beneficial conversion feature that will be recorded in connection with your recent convertible equity issuances and provide us an analysis of your accounting.

•	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

We acknowledge the Staff’s comment. The requested disclosure will be added once a price range is included in the Registration Statement. The Company also anticipates supplementally advising the Staff of the indicative price range at a future date in order to facilitate the Staff’s review.

Third-Party Suppliers and Manufacturers, page 70

3. We note your response to our prior comment 24. Please expand on the discussion to disclose the duration and termination provisions of the supply agreements with Agilent Technologies and Althea Technologies.

The additional disclosure has been included in the Public Filing.

NovaMedica Technology Transfer Agreement, page 75-76

4. Pursuant to Item 601(b)(1) of Regulation S-K, please file as an exhibit to your registration statement the Assignment and Assumption Agreement in which you transferred all of DRI’s rights under the Tech Transfer Agreement to NovaMedica.

The Assignment and Assumption Agreement has been filed as an exhibit to the Public Filing.

April 29, 2013

5. We note your reference to the Covered Territory in this section. Please define Covered Territory the first time it is used in this section to clarify that it includes Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

The requested disclosure has been included in the Public Filing.

6. We note your response to our prior comment 36. Please provide an estimate in your disclosure of expenses relating to your development support obligations to NovaMedica required under the Tech Transfer Agreement.

The requested disclosure has been included in the Public Filing.

7. In your next amendment to the registration statement, please be sure to update your disclosure in this section and elsewhere as applicable to reflect your compliance with your obligations under the agreement reached upon the second tranche of the initial closing of Series E financing.

Updated disclosure has been included in the Public Filing.

Any questions regarding the contents of this letter, the Registration Statement, or the Public Filing should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

Enclosures

cc: David J. Mazzo